INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 2, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-261707)

Ladies and Gentlemen:

This letter reflects the response to the comment provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) on January 17, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Change Finance U.S. Large Cap Fossil Fuel Free ETF (the “Target Fund”), a series of ETF Series Solutions, into AXS Change Finance ESG ETF (the “Acquiring Fund”), a series of the Registrant. The Target Fund and the Acquiring Fund are referred to herein as the “Funds.”

The revised response is included below and, as appropriate, will be incorporated into the definitive version of the combined proxy statement/prospectus that will be filed under Rule 497 under the Securities Act of 1933, as amended.

Combined Proxy Statement and Prospectus

1.	Under “Benefits to AXS and Change Finance” the disclosure indicates that Change Finance will receive compensation from AXS in connection with the Transaction. In your written response, please explain why this is not an “unfair burden” to the Fund for purposes of Section 15(f) and how it was included in the Section 15(f) analysis. In addition, please explain the compensation to be paid to Change Finance.

Response: As defined in the Investment Company Act of 1940 Act, as amended, the term “unfair burden” includes any arrangement during the two-year period after the date on which a transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). In its analysis of Section 15(f), the Board considered that all payments to Change Finance in connection with the Transaction will be made by AXS and not by the Target Fund or Acquiring Fund, and concluded that these payments did not constitute an “unfair burden” to the Target Fund for purposes of Section 15(f).

The Registrant has revised the following Q&A and elsewhere in the Registration Statement, as appropriate, as follows:

Q.	Why is the Reorganization being recommended?

A.	On September 2, 2021, AXS Investments LLC (“AXS”), the investment adviser of the Acquiring Fund, entered into an agreement with Change Finance, PBC (“Change Finance”), the investment adviser of the Target Fund, whereby Change Finance would transfer its investment advisory business relating to the Target Fund to AXS (the “Transaction”). Change Finance will receive payments from AXS, which will be made by AXS from its own resources and not by the Acquiring Fund or its shareholders, after the completion of the Reorganization. In connection with the Transaction, AXS wishes to reorganize the Target Fund into the AXS family of funds. To effectuate this, the Board has approved, pursuant to the Plan, the transfer of all the assets and liabilities of the Target Fund to the Acquiring Fund. The Acquiring Fund will be managed by AXS and will be sub-advised by Change Finance and has the same underlying index and investment objective as the Target Fund and substantially similar principal investment strategies and risks as the Target Fund. Vident Investment Advisory, LLC, the current sub-adviser of the Target Fund, will not be involved with the management of the Acquiring Fund.

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The Registrant believes that it has fully responded to the above comment. If, however, you have any further questions or required further clarification of the response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ Diane J. Drake
Diane J. Drake
Secretary

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